Filed by Albertson’s, Inc.
Commission File No. 1-6187
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Albertson’s, Inc.
Commission File No. 1-6187
Talking Points used for Communications with Albertson’s Florida Department Heads
February 7, 2006
•	I just wanted to touch base with you after the recent announcement about the planned sale of the Florida operations to an investment consortium led by Cerberus Capital Management.

•	I know that there is uncertainty for all of us after the announcement.

•	Although we do not know the exact plans they have for us in Florida, we do know that this firm traditionally looks for undervalued assets that it can acquire and help grow.

•	And, I don’t know if you’ve seen the broadcast from Howard Cohen, the business leader from Cerberus, but he said some pretty positive things about the future of the operations they are buying from Albertsons.

•	I’m very pleased about him saying that they plan to run the company to improve sales, margins and market share to become a strong competitive force in areas we serve today.

•	I was also glad to hear that they are excited and proud have the Albertsons name and all it represents.

•	Howard also said that we won’t see much happening over the next few months until the deal closes, which they expect to happen mid-year.

•	But, I just want you to know that we are very excited about our future.

•	I am personally very excited about becoming part of Cerberus, and am looking forward to working to make our operations better leading up to the transition.

•	And, your expertise is a key element to help us make your store even better as we wait for the deal with Cerberus to close

•	I don’t have any further information about the sale than what has been communicated already.

•	A special Web site, called Get Connected, has been set up to help communicate the sale. You’ll find information specific to Cerberus, news articles, Frequently Asked Questions, and other information by looking for the “Get Connected” link under the Company Links section of our home page. You can also type “getconnected” in your Internet browser to access the site.

•	If you have additional questions, I can pass them along to our HR representative, who is working closely with Corporate HR on updating the FAQs as we receive more information.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Albertson’s and SUPERVALU shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertson’s operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU’s and Albertson’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Albertson’s undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
SUPERVALU and Albertsons will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertson’s, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertson’s and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson’s directors and executive officers is available in its proxy statement filed with the SEC by Albertson’s on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.